March 10, 2014

VIA EDGAR CORRESPONDENCE

Mr. Mark P. Shuman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabre Corporation

Registration Statement on Form S-1

Filed January 21, 2014

File No. 333-193438

Dear Mr. Shuman:

On behalf of our client, Sabre Corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated February 14, 2014, with respect to the above referenced Registration Statement on Form S-1 filed on January 21, 2014 (the “Registration Statement”).

The Company has filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence. Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Mr. Mark P. Shuman

Securities and Exchange Commission

General

1.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its Registration Statement to include a price range and the material information now appearing blank throughout the Registration Statement. The Company also acknowledges that all such information is subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review the disclosures prior to effectiveness of the Registration Statement.

2.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. See Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

The Company acknowledges the Staff’s comment and confirms that it will supplementally provide the Staff with any graphical materials or artwork it intends to use in the prospectus. The Company also acknowledges that all such materials are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review the materials prior to effectiveness of the Registration Statement.

3.	You state on page 144 of the registration statement that your “largest Travel Network suppliers include… United, Air Canada, Lufthansa, Air France… and Emirates.” Websites for Air Canada, Lufthansa, Air France and Emirates indicate that each of those airlines operates flights serving Cuba, Iran or Syria. A website for United indicates that its airline partners operate routes serving Iran, Sudan or Syria. You state on pages 17, 81 and 99 of the registration statement that you hold a 40% interest in Sabre Travel Network Middle East. The Sabre Travel Network website states that Sabre Travel Network Middle East serves Syria. Cuba, Iran, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Iran, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Mr. Mark P. Shuman

Securities and Exchange Commission

The Company has no agreements, commercial arrangements or other contacts with the governments of Cuba, Iran, Sudan or Syria, or, to the Company’s knowledge, with entities controlled by those governments. The Company does not provide these governments or, to the Company’s knowledge, entities controlled by such governments with any services, products, information or technology.

In the past, the Company previously had GDS contracts with Syrian Arab Airlines and Iran Air, which were terminated in August 2011 and July 2013, respectively. As a result, Syrian Arab Airlines and Iran Air cannot currently distribute their travel content through the Sabre GDS.

The Company has GDS contracts with carriers that fly to Cuba, Iran, Sudan and Syria that are based outside of those countries and are not owned by those governments. With respect to Cuba, the Company has no contracts directly with any Cuban airlines; however, services of non-Cuban airlines that offer service to Cuba may be displayed in the Sabre GDS, with restrictions on pricing and ticketing for points of sale within the United States. For example, if a travel agent in the United States attempts to book travel to or from Cuba in the Sabre GDS, he or she receives the following message: “PRICING AND TICKETING FOR TRAVEL TO/FROM CUBA NOT PERMITTED.” With respect to Iran, Sudan and Syria, the Company believes that its activities fall within the travel related exceptions to regulations prohibiting the sale of travel to or from such countries, to the extent that such regulations apply in certain jurisdictions. In addition, the Company has a license for GDS technology for travel agents in Syria.

4.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan and Syria.

The Company does not believe that the activities described above are material to investors or represent a material investment risk. On a quantitative basis, the Company’s revenue attributable to the activities described above is immaterial. The total revenue attributable to travel booked through the Sabre GDS to or from these countries for the period between January 2012 and January 2014 was approximately $7,700,000, which is 0.123% of the Company’s overall revenue for the same period.

Mr. Mark P. Shuman

Securities and Exchange Commission

Based on the de minimis quantitative nature of the activity, the fact that U.S. sanctions rules provide a number of exceptions treating certain travel transactions more leniently as a matter of U.S. policy, and the absence of any public criticism or scrutiny of these activities known to the Company, on a qualitative basis, the Company does not believe that a reasonable investor would consider the activities described above to have a material impact on making an investment decision regarding the Company’s securities.

5.	Please relocate all of the information provided on pages ii through iv so that it appears after the risk factor section. Avoid a specialized vocabulary, which makes the text inaccessible to the ordinary investor. Consider whether acronyms can be replaced with short descriptive phrases. When specialized terms are informative, please define them when they first appear in the prospectus.

In response to the Staff’s comment, the Company has relocated the information referenced in the Staff’s comment to pages 55 and 56 and has amended its disclosure throughout the Registration Statement to define specialized terms when they first appear.

Market and Industry Data and Forecasts, page iii

6.	You state that the industry publications, surveys and forecasts from which information in the prospectus have been derived “generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information” and that “we have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and neither we, the selling stockholders nor the underwriters can assure you of the accuracy or completeness of such information contained in this prospectus.” Statements in the filing are made by the company, and material assumptions or limitations to those statements should be concisely described. Please eliminate language that can be interpreted as a disclaimer of the information contained in the filing. Eliminate text implying that you are not responsible for the accuracy of information you elect to include in your prospectus.

In response to the Staff’s comment, the Company has amended its disclosure on page 56 of the Registration Statement to eliminate language that can be interpreted as a disclaimer of the information contained in the filing.

Summary

7.

The summary should provide a balanced presentation of your company and its operations. As currently written, your summary emphasizes your strengths and growth strategy. Please balance your disclosure by providing an equally prominent overview of the material risks to, and weaknesses in, your business. For example, disclose on the cover page that you will be a “controlled company” and provide in the summary a discussion of the ramifications of this status for investors. Also, disclose in the summary that your principal stockholders will continue to have

Mr. Mark P. Shuman

Securities and Exchange Commission

substantial control over the company after the offering, and disclose the percentage of your voting power to be held by your affiliates following the offering. Finally, address in the summary your significant amount of indebtedness.

In response to the Staff’s comment, the Company has amended its disclosure on the cover page to disclose that it will be a “controlled company” and on pages 10 and 11 of the Registration Statement to include a summary of the material risks to its business, including the fact that the Company will be a “controlled company” and the ramifications for investors, the substantial control its Principal Stockholders will continue to have after the offering, with the percentage of its voting power to be held by its affiliates following the offering, and its significant amount of indebtedness.

Our Company, page 1

8.	We note the reference in this section to the compound annual growth rate of your Adjusted EBITDA from 2009 through 2012 and the increase in Adjusted EBITDA margins. Revise to disclose the same information for your net loss for the same periods.

In response to the Staff’s comment, the Company has amended its disclosure with respect to the non-GAAP measures on pages 2 - 4, 72 and 132 - 133 of the Registration Statement to disclose the same information for the most directly comparable GAAP measure.

Our Business, page 3

9.	With respect to third-party statements in this section and throughout the prospectus, such as the data attributed to WTTC, Euromonitor, Airbus and Gartner, supplementally provide us with support for such statements. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you or any offering participants commissioned any of the reports you cite.

The Company advises the Staff that the third-party reports cited in the prospectus have been marked and cross-referenced as requested and are being provided supplementally to the Staff on the date hereof. The Company also advises the Staff that none of these third-party reports have been commissioned by the Company or any offering participants.

Our Growth Strategy

Expand Our Global Travel Marketplace Leadership, page 8

10.	Please summarize the meaning and significance of the phrase “virtuous cycle” that you use to describe your travel network business. We note you provide a description on page 138.

Mr. Mark P. Shuman

Securities and Exchange Commission

In response to the Staff’s comment, the Company has amended its disclosure on page 8 of the Registration Statement to summarize the meaning and significance of the phrase “virtuous cycle.”

Risk Factors, page 18

11.	Please revise the introductory paragraph to clarify that all known, material risks have been disclosed in this section. Eliminate unnecessary text such as references to immaterial risks that you do not describe.

In response to the Staff’s comment, the Company has amended its disclosure on page 20 of the Registration Statement to clarify that all known, material risks have been disclosed in the Risk Factors section and to eliminate the language referencing immaterial risks.

“Maintaining and improving our financial controls and…,” page 42

12.	We note your disclosures that the Sarbanes-Oxley Act requires you to maintain effective disclosure controls and procedures and internal control over financial reporting. Please tell us how effectiveness is required by the Act or revise your disclosure.

In response to the Staff’s comment, the Company has amended its disclosure on page 46 of the Registration Statement.

“Conflicts of interest may exist…,” page 47

13.	We note your statements regarding possible conflicts of interest on the part of the underwriters in this offering. Briefly describe the types of any conflicts of interest the underwriters may face as a result of also being lenders under your credit agreements. Also, tell us if you are subject to FINRA rules requiring the participation of a Qualified Independent Underwriter who would be involved in the underwriters’ due diligence process. Please disclose, if applicable, that FINRA rules will require the participation of such person, the reasons therefore, who has been designated as such and what their role is in the offering.

The Company advises the Staff that certain affiliates of Sanford C. Bernstein & Co., LLC hold a portion of the Company’s 2019 Notes. Because the Company intends to repay a portion of the principal amount of the 2019 Notes and the accrued and unpaid interest thereunder, such affiliates of Sanford C. Bernstein & Co., LLC are expected to receive more than 5% of the net proceeds of the offering. Also, affiliates of TPG Capital BD, LLC, an underwriter of this offering, will own in excess of 10% of our issued and outstanding common stock following this offering. In addition, the TPG Funds are affiliates of TPG Capital BD, LLC and, as holders of a portion of our Series A Preferred Stock, we estimate they will receive more than 5% of the net proceeds of this offering.

Mr. Mark P. Shuman

Securities and Exchange Commission

As a result of the foregoing relationships, each of Sanford C. Bernstein & Co., LLC and TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary for this offering.

The Company has amended its disclosure on pages 15, 51 and 254 to describe these conflicts.

Use of Proceeds, page 51

14.	After you have finalized the indebtedness you intend to repay with the net proceeds of this offering, please provide the information called for by Instruction 4 to Item 504 of Regulation S-K. Also, please revise the disclosure in this section to provide more details regarding what constitutes “general corporate purposes.” In this regard, consider disclosing the amount of proceeds that you plan to use to implement your grow strategy. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504. We note on pages 7 and 135 you describe your growth strategy but do not indicate if it will be funded with offering proceeds.

In response to the Staff’s comment, the Company has amended its disclosure on pages 57 and 58 of the Registration Statement to clarify the use of proceeds from this offering and to provide the information called for by Instruction 4 to Item 504 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Growing demand for continued technology improvements in the fragmented hotel market, page 67

15.	You disclose in this section that you expect to develop and launch an integrated hospitality management suite. To the extent the costs to launch this product represent known trends, provide quantitative information regarding the impact of these development and marketing expenses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the investment in its integrated hospitality management suite is comprised of two main components: (i) tighter integration of the Company’s existing CRS and PMS and (ii) adding and integrating additional products and services to the Company’s portfolio through internal development, acquisitions or joint ventures. The Company believes that the expense associated with (i) is not material on a quantitative basis and respectfully advises the staff that the Company is currently evaluating a range of alternatives with respect to (ii) and that quantitative information regarding the impact of the development and marketing expenses is not yet available.

Mr. Mark P. Shuman

Securities and Exchange Commission

Travelocity, page 67

16.	You state in this section that reduction in hotel transaction volumes and the loss of a key TPN customer in 2012 have led to a loss of media relevance. Please explain what you mean by “loss of media relevance.”

In response to the Staff’s comment, the Company has amended its disclosure on page 75 of the Registration Statement to explain “loss of media relevance.”

17.	You indicate that as a result of the implementation of the Expedia SMA, your costs will significantly decrease as you wind down certain internal processes and you will incur various restructuring costs. Revise to quantify the reasonably expected decrease in expenses and total restructuring charges. Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. We also refer you to SAB Topic 5P(4).

In response to the Staff’s comment, the Company has amended its disclosure on pages 76 and 77 of the Registration Statement to quantify the reasonably expected decrease in expenses and total restructuring charges in connection with the implementation of the Expedia SMA.

Components of Revenues and Expenses

Cost of Revenue, page 74

18.	You indicate that cost of revenue includes costs related to implementation and application development. However, we note from your discussion of results of operations that amortization of purchased software, internally developed software, and capitalized implementation costs are included in a separate line item within operating expenses and that you are presenting gross margins. Please explain what consideration you gave to classifying these items as costs of revenue. In this regard, explain why you believe presenting gross margins that excludes certain charges is appropriate. Refer to the authoritative accounting literature relied upon.

The Company respectfully submits that its presentation of gross margin and the classification of operating expenses within cost of revenue were intended to assist investors in company-to-company comparisons and to align with the Company’s internal analysis. In addition, the Company believes that such presentation was in compliance with SAB Topic 11, in particular SAB Topic 11.B, Depreciation and Depletion Excluded from Cost of Sales (S99-8), as the cost of revenue line item contained the disclosure that it was exclusive of depreciation and amortization on the face of the income statement.

Mr. Mark P. Shuman

Securities and Exchange Commission

The Company acknowledges that a similar disclosure was not included in Management’s Discussion and Analysis of Results of Operations. Notwithstanding the foregoing, to address the Staff’s comment, the Company has amended its disclosure throughout the Registration Statement to revise gross margin to include depreciation and amortization, to the extent associated with cost of revenue, on a consolidated basis for all periods presented, including amortization of purchased software, internally developed software and capitalized implementation costs.

Results of Operations, page 82

19.	We note from disclosures throughout your filing that revenue is influenced by a number of key metrics, including the percentage of recurring revenue for each of your segments, the number of reservations processed for passengers boarded (PBs) by the Airline Solutions business, and the number of hotel room reservations processed by the Hospitality Solutions business. In your discussion of results of operations, you should address key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of your company. Revise to include an analysis of the qualitative and quantitative changes in these factors during each of the periods presented. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In response to the Staff’s comment, the Company has amended its disclosure on pages 86 - 95 of the Registration Statement to include key metrics and other qualitative and quantitative factors that influenced changes in revenue in the discussion of results of operations.

Years ended December 31, 2012, 2011 and 2010, page 88

20.	In your discussion of the changes in gross margin for Travel Network, you refer to customer incentive expenses. Tell us whether these costs represent subscriber incentive expenses. Revise your terminology, accordingly.

In response to the Staff’s comment, the Company has amended its disclosure on pages 88 and 90 and throughout the Registration Statement to reflect that the costs described as “customer incentive expenses” and “subscriber incentive expenses” represent “incentive consideration.” Incentive consideration is provided in two ways, according to the terms of the contract: (i) on a periodic basis over the term of the contract and (ii) in some cases, upfront at the inception or modification of contracts, which is capitalized and amortized over the expected life of the contract (which is referred to as “upfront incentive consideration”).

Critical Accounting Policies

Equity-Based Compensation, page 115

21.	Revise to describe the specific methods you used to determine the fair market value of your common stock, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective.

Mr. Mark P. Shuman

Securities and Exchange Commission

In response to the Staff’s comment, the Company has amended its disclosure on pages 112 -115 of the Registration Statement to describe the specific methods used to determine the fair market value of its common stock, the nature of the material assumptions involved, and the extent to which the estimates are considered highly complex and subjective.

Business, page 130

22.	In regard to the awards and industry-wide recognition that you reference in this section, please put the disclosure in context by providing information about the award process. For example, disclose if you were independently chosen or nominated for the award or if you applied for consideration, if you paid to compete for the award, the criteria used in conferring the award, the number of companies considered for the award and the number of awards made.

In response to the Staff’s comment, the Company has amended its disclosure on pages 130 - 131 and 140 - 141 of the Registration Statement to provide information about the award processes.

23.	We note the chart on page 131 and your statement that you have current or in development solutions that address the six major technology investment priorities highlighted in a recent SITA survey. It does not appear from the chart, however, that you have any solutions that address passenger services via social media. Please advise.

In response to the Staff’s comment, the Company has amended its disclosure on page 131 of the Registration Statement to reflect that it has current or in-development solutions that address five of the six major technology investment priorities highlighted in the recent SITA Survey.

Research, Development and Technology, page 162

24.	If material, please revise to disclose the amounts spent during each of the last three fiscal years on research and development pursuant to Item 101(c)(1)(xi) of Regulation S-K.

The majority of the Company’s development-related costs is focused on maintaining, developing and enhancing its software for internal use, including the GDS and its software-as-a-service and hosted systems. As disclosed in Note 2 to our audited consolidated financial statements, research and development costs approximated $6 million, $4 million and $3 million for the years ended December 31, 2013, 2012 and 2011, respectively. The Company believes these amounts are not material and therefore did not revise the section titled Research, Development and Technology on page 161. Notwithstanding the foregoing, in response to the Staff’s comment, the Company revised its discussion of capitalized and expensed development cost on pages 103 and 104 to include the amounts expensed for research and development activities.

Mr. Mark P. Shuman

Securities and Exchange Commission

Intellectual Property, page 164

25.	Please clarify the importance to your business and the duration of your patents and trademarks. Refer to Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company has amended its disclosure on pages 163 - 164 of the Registration Statement to clarify the importance and duration of its patents and trademarks.

Management and Board of Directors, page 176

26.	For Messrs. Simonson, Jones, Sparks and Robinson, please revise the individual discussions of business experience to provide specific dates of service for both present and past occupations held during the past five years.

In response to the Staff’s comment, the Company has amended its disclosure on pages 176 and 177 of the Registration Statement to provide the specific dates of service for the present and past occupations Messrs. Simonson, Jones, Sparks and Robinson held during the past five years.

Principal and Selling Stockholders, page 226

27.	In footnotes two and three, you disclaim beneficial ownership with respect to all shares except to the extent of respective pecuniary interests. Please note that Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise.

In response to the Staff’s comment, the Company has amended its disclosure on page 226 of the Registration Statement.

Financial Statements

Notes to Consolidated Financial Statements

Note 5. Restructuring Charges, page F-10

28.	Revise to disclose the total amount expected to be incurred in connection with your restructuring for each major type of cost associated with the activity. Refer to 420-10-50- 1(b)(1).

In response to the Staff’s comment, the Company has amended its disclosure on pages F-20 and F-21 of the Registration Statement to disclose total expected restructuring charges for each major type of cost associated with the activity.

Mr. Mark P. Shuman

Securities and Exchange Commission

Note 19. Commitments and Contingencies

Legal Proceedings, page F-28

29.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you should either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please ensure that you address this disclosure for each of your legal proceedings, individually or on an aggregated basis. Refer to ASC 450-20-50 and SAB Topic 5Y.

In response to the Staff’s comment, the Company has amended its disclosure on page F-58 of the Registration Statement to state that such estimates of loss or range of loss cannot be made for its legal proceedings on an aggregate basis. In addition, the Company respectfully submits that, in accordance with ASC 450-20-50, when there is a reasonable possibility (i.e., more than remote) that a loss will be incurred related to litigation or other claims, it provides additional disclosure related to such litigation and other claims.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 12. Debt

Publicly Issued Senior Unsecured Notes, page F-71

30.	We note you statement that “On March 31, 2007, in connection with the acquisition of Sabre Corporation, [you] terminated the reporting obligations of [y]our 2011 Notes and 2016 Notes under Section 12(g) of the Securities Exchange Act of 1934, as amended, by providing a guarantee of the 2011 Notes and 2016 Notes by Sabre Inc.” Clarify whether you assumed the guarantee or are providing a guarantee of those Notes. Tell us what consideration you gave to requirements outlined in Rule 3-10 of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully submits that the statement referred to by the Staff does not clearly reflect the state of facts at that time. Accordingly, the Company has provided disclosure on page F-39 as follows:

“On March 30, 2007, in connection with the acquisition of Sabre Holdings by Sabre Corporation, Sabre Holdings filed Form 15 with the Securities and Exchange Commission and terminated its reporting obligations with respect to its common stock, the 2011 Notes and the 2016 Notes under the Securities Exchange Act of 1934, as amended. In connection with the acquisition of Sabre Holdings, we also amended and restated the guarantee by Sabre GLBL of the 2011 Notes and the 2016 Notes in response to a request from the rating agencies so that the 2011 Notes and the 2016 Notes would not be structurally subordinated to Sabre GLBL’s obligations under its senior secured credit facilities. Sabre Corporation has not assumed this guarantee and is not otherwise guaranteeing the 2011 Notes, which have since been repaid, or the 2016 Notes.”

Mr. Mark P. Shuman

Securities and Exchange Commission

In connection with the termination of registration by Sabre Holdings, the 2016 Notes are no longer registered securities. Accordingly, the guarantee of the 2016 Notes by Sabre GLBL (formerly known as Sabre Inc.) does not trigger the requirements outlined in Rule 3-10 of Regulation S-X.

Note 18. Options and Other Equity-Based Awards

Grants of Equity-Based Awards

Time-Based Equity Awards, page F-84

31.	In the table of time-based share activity for the year ended December 31, 2012 for Travelocity Equity 2012 Tandem SARs, you disclose the amount of shares that are vested and exercisable as of December 31, 2012. In your description of the plan, we note that Tandem SARs are only exercisable upon a liquidity event. Please clarify your disclosures.

In response to the Staff’s comment, the Company has amended its disclosure on page F-54 to clarify that that no shares are vested and exercisable with respect to the Travelocity Equity 2012 Tandem SARs for any of the periods presented.

Note 19. Earnings Per Share, page F-87

32.	We note your disclosure on page 51 that you will use a portion of the proceeds to repay outstanding indebtedness. Once you determine the amount of debt to be repaid, please revise to include pro forma earnings per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once the Company has finalized the indebtedness it intends to repay with the net proceeds of this offering, the redemption of the Preferred Stock and the impact of the Tax Receivable Agreement, it will update its disclosure to provide pro forma earnings per share information giving effect to the number of shares issued in the offering, the proceeds of which will be used to extinguish a portion of its outstanding indebtedness. The Company will also provide a pro forma balance sheet reflecting the impacts of these items.

Exhibit Index, page II-7

33.	Please file the following agreements as exhibits to your registration statement or advise why you do not believe the agreements are required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Mr. Mark P. Shuman

Securities and Exchange Commission

•	Strategic Marketing Agreement with Expedia;

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, since our initial filing of the Registration Statement, the parties to the Expedia SMA have amended and restated the agreement to reflect changed commercial terms. As part of those negotiations, the parties have also entered into a separate Put/Call Acquisition Agreement that supersedes the previous put/call arrangement, which had been included as a schedule to the original Expedia SMA. The Company believes the amended and restated Expedia SMA is not required to be filed pursuant to Item 601(b)(10)(i) because it is not a contract that is material to the Company’s business. Travelocity is not a meaningful contributor to the Company’s financial performance. For the year ended December 31, 2013, Travelocity’s contribution to the Company’s gross margin was almost completely offset by its selling, general and administrative expenses. For the same period, the Company derived approximately 3% of its total Adjusted EBITDA from Travelocity, which includes Adjusted EBITDA derived from Travelocity businesses not affected by the Expedia SMA such as lastminute.com. However, the Company does agree that the Put/Call Acquisition Agreement is an arrangement that should be filed by the Company and has therefore filed this agreement as an exhibit to Amendment No. 1, subject to a request for confidential treatment.

•	Agreement with HP relating to management of your computer data centers and network systems;

In response to the Staff’s comment, the Company has filed its Agreement with HP relating to management of its computer data centers and network systems as an exhibit to Amendment No. 1, subject to a request for confidential treatment.

•	Agreements with Travel Network’s joint venture and distribution partners; and

The Company respectfully submits that it does not believe its agreements with Travel Network’s joint venture and distribution partners are required to be filed because the Company believes these contracts are made in the ordinary course of business and are therefore excluded from Item 601(b)(10)’s filing requirements. Joint ventures and distribution partnerships are typical methods through which GDSs extend their services to new markets. The Company frequently negotiates and enters into these types of agreements to establish partnerships with key suppliers and grow its distribution reach in local markets with lower risk. In addition, the Company does not believe these contracts fall within Item 601(b)(10)(ii)(B)’s exception for contracts on which the Company is substantially dependent. For example, for the year ended December 31, 2013, the Company derived approximately 3% of its total revenue and approximately 6% of its total Adjusted EBITDA from Abacus.

Mr. Mark P. Shuman

Securities and Exchange Commission

•	Agreements with your principal stockholders, including the Stockholder’s Agreement, Registration Rights Agreement and Management Services Agreement.

The Company further respectfully submits that it does not believe that the Management Services Agreement is required to be filed pursuant to Item 601(b)(10)(i) because it was entered into on March 30, 2007, more than two years before the filing of this Registration Statement, and the Company will not have any continuing obligations following this offering because the parties will terminate the Management Services Agreement in connection with this offering.

The Company respectfully advises the Staff that it will file the Stockholders’ Agreement and the Registration Rights Agreement in a subsequent amendment to the Registration Statement.

*         *        *

Please direct any comments or questions regarding this filing to the undersigned at (212) 225-2556 or David Lopez at (212) 225-2632.

Very truly yours,

/s/ Pamela L. Marcogliese

Pamela L. Marcogliese
Cleary Gottlieb Steen & Hamilton LLP

cc:	Melissa Walsh

Stephen Krikorian

Matthew Crispino

Securities and Exchange Commission

Sterling L. Miller

Sabre Corporation

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

Craig E. Marcus

Ropes & Gray LLP